Exhibit 12.1

GAIN Capital Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in thousands)

	Quarter Ended September 30, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
		(in thousands, except ratios)
Income (loss) before income taxes	$8,174	$46,052	$45,105	$1,142	$23,244	$57,452
Distributed equity income of affiliated companies	(1,035)	(597)	—	—	—	—
Fixed charges	9,218	8,588	2,370	1,350	2,254	2,840
Net (income)/loss – noncontrolling interests	(1,343)	(1,433)	—	—	—	402

Income available for fixed charges	$15,014	$52,610	$47,475	$2,492	$25,498	$60,694

Fixed Charges:
Interest expense	$7,472	$6,746	$1,389	$491	$1,414	$2,039
One third of rent expense	1,745	1,842	981	859	840	801

Total fixed charges	$9,218	$8,588	$2,370	$1,350	$2,254	$2,840

Ratio of earnings to fixed charges	1.63	6.13	20.03	1.85	11.31	21.37